Exhibit 12.1

CALPINE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2014
Earnings
Income/(loss) before income taxes	125	(230)	(211)	218	20	(32)
Less:
Income from unconsolidated investments in power plants	(50)	(16)	(21)	(28)	(30)	(9)
Interest capitalized	(8)	(15)	(24)	(38)	(38)	(6)
Preferred securities dividend requirements of subsidiaries	(4)	(3)	(2)	(1)	(1)	—
Add:
Fixed charges	854	858	807	791	749	175
Amortization of capitalized interest	31	31	31	30	30	8
Distributions from equity method investments	20	11	6	29	27	13

Total Earnings:	968	636	586	1,001	757	149

Fixed Charges:
Interest expense	815	813	760	736	696	166
Interest capitalized	8	15	24	38	38	6
Approximation of interest in rental expense	31	30	23	17	15	3

Total Fixed Charges:	854	858	807	791	749	175

Ratio of Earnings to Fixed Charges:	1.13	0.74	0.73	1.27	1.01	0.85